March 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2018
File No. 333-222962

Ladies and Gentlemen:

Biotricity Inc. (the “Company”), hereby transmits this letter with respect to Amendment No.1 the Registration Statement on Form S-1 filed by the Company with the Commission on February 9, 2018 (File No. 333-222962) (the “Amendment No. 1”).

Amendment No. 1 has been amended to update the financial information with respect to the Company’s quarter ended December 31, 2017.

Very truly yours,

/s/ “John Ayanoglou”
John Ayanoglou Chief Financial Officer

275 Shoreline Blvd, Suite 150 Redwood City, CA 94065 USA	75 International Blvd, Suite 300 Toronto, ON M9W 6L9 Canada	1.800.590.4155 info@biotricity.com www.biotricity.com